Exhibit 99.1

Nano Dimension Announces Record 2023 Revenue of $56.3 Million

and Organic Growth of 29%

Gross Margin Grew 41%; 45% vs. 32% Year-Over-Year

Q4/2023 Revenue Grew 19% vs. Q4/2022

Conference Call to be Held Today at 9:00 AM EDT

Waltham, Massachusetts, March 21st, 2024 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”), today announced financial results for the fourth quarter and full year ended December 31st, 2023.

Revenue

●	Q4/2023: $14.5 million, up 19% compared to Q4/ 2022

●	FY 2023: $56.3 million, up 29% compared to FY 2022

Gross Margin (“GM”)

●	FY 2023: 45%; up 41% from 32% in FY 2022

Adjusted1 Gross Margin (“Adjusted GM”)

●	FY 2023: 48%; vs. 46% in FY 2022

Net Cash Burn² down 42% from 2022 to 2023:

●	FY 2022: $146 million

●	FY 2023: $84 million

●	FY 2024: $12-20 million EXPECTED, as a result of Q4/22 Reshaping Nano Initiative (the “Initiative”)

Details regarding Adjusted EBITDA and adjusted gross margin can be found below in this press release under “Non-IFRS Measures.”

CEO MESSAGE TO SHAREHOLDERS:

We would like to update you - our shareholders and prospective shareholders - with additional perspective on our continued record performance, organizational changes, and an outlook on exciting times to come.

To start with – we want to emphasize that in contrast to many hi-tech corporations’ reporting results, especially industries like AM / 3D printing where no public company is profitable and most are shrinking in revenues – we relate to this document as well as to our “results” conference calls, as their name indicates: Update on Financial Results, with minimal “cosmetics” such as pictures and graphics of exciting products and the machines that manufacture them. Most of those can be found on our website: www.nano-di.com, which all of you are invited to visit and see. Nano Dimension has a breadth of technologies and products assortment, yet narrow and focused span of synergistic vertical markets. Both of those characteristics are critical to our success and major differentiators from many other AM/3D Printing players.

[1]	Excluding cost of revenues from depreciation and amortization and share-based payments expenses.
[2]	Decrease in cash, cash equivalents and deposits (2023: $180,456, 2022: $323,309) net of treasury shares repurchase (2023: $96,387, 2022: $0) and Stratasys shares purchase (2023: $0, 2022: $177,775).

“Reshaping Nano” Beyond Revenue and Gross Margin

After much focus on revenue over the last 2-4 years, the market is returning to some element of reasonableness in the realigning of attention around the bottom-line. In this spirit, the Initiative was launched in mid-Q4/2023 and is critical as we reorient our financial objectives. It is specifically designed to enable Nano Dimension to become operating income positive in 2025, and potentially cash flow positive earlier. We have thought and will continue to think highly critically about our operating expenses across R&D, sales & marketing, and general & administrative costs. We made some notable changes in Q4/2023, including reducing the Company’s workforce worldwide by approximately 25% and shrinking the Executive Management group by 25%.

This Initiative has produced an estimated annualized savings of $30 million, which we expect to start reflecting in our Q1/2024 results.

It is important to note that while we are not yet delivering a positive bottom-line now, it is a choice based on our capital allocation to secure R&D innovation and establish go-to-market channels and customer relationships. We are positioning ourselves with a sharp focus on gross margin. It grew to 45%. This improvement indicates our clear direction toward a goal of over 50% gross margin, preferably close to 60%. At that level, we expect to be profitable. From there onward, we expect to see savings in operating expenses.

Customer and R&D Successes

In 2023, we saw numerous customer success stories. These are evident in new relationships with customers such as:

●	Sales to NASA,

●	Repeat sales to the Fraunhofer Institute,

●	Sales to one of the world’s largest computer hardware companies,

●	Sales to Western Armies,

●	Sales to Western Secret Services,

●	Sales to other defense establishments,

●	Multi-system sale that resulted in our largest single order ever.

Moreover, we are seeing these customer success stories across our product portfolio – from our systems for AME to micro-AM to AE robotics.

We are hearing from our customers more frequently with excitement relating to our deep learning-based AI capabilities. This is especially on the back of our announced efforts to develop our industrial AI solution from our DeepCube Group, which was originally developed for our proprietary manufacturing systems, but is now ramping up as a separate offering for third-party customers in their own, non-AM industrial systems. As part of this, several patents were granted, or applications filed.

Comparable to the importance of our AI work are our breakthroughs in material science, specifically relating to our INSU™ 200 dielectric material for AME, which was announced in the end of 2023 and a patent application has been filed in 2024. This material is critical for use to AME as it enables the printed PCB to go through critical processes that ultimately improve its thermo-mechanical properties. This, in effect, opens tremendous new business opportunities.

The Financial Engine Continues to Run

More than ever, we are shaping our decisions around the aforementioned bottom-line, but top-line is critical to enable success. Fortunately, Nano Dimension finished 2023 with another record year. This was on the back of a strong Q4/2023, and in fact, all quarters for the year have reached records within themselves compared to previous years. And not by small margins. As an example, Q4/2023’s $14.5 million in revenue was 19% higher than the same period in the year before. Importantly, this revenue growth is entirely organic. This is proof of our ability to acquire, integrate, and achieve synergies. The overly used yet highly indicative adage of “1 + 1 = 3”.

Stewards Responsible to Shareholders

2023 was a year in which we had constant engagement with shareholders, especially leading up to our Annual General Meeting which occurred on September 7th, 2023. Nano Dimension’s slate and existing stewards received the support needed from thousands of shareholders to continue to operate as directors for the Company.

Even with that continued mandate, we made proactive changes to our Board of Directors. Firstly, we separated the Chairman and CEO function with me stepping down as Chairman, while continuing to serve as a director. The Company and its shareholders should be enthralled to have Dr. Yoav Nissan-Cohen as Chairman. Dr. Nissan-Cohen brings many years of advanced technology innovation and corporate leadership, including as CEO of Tower Semiconductor for over ten years.

Secondly, we are honored to have a new voice on the board with 4-Star General Michael X. Garrett (Ret.), who was most recently the Commanding General of the United States Army Forces Command (“FORSCOM”). Two directors stepped down as part of this refresh.

The Capital is Yours

Since raising $1.5 billion in capital in 2021 we have consistently operated under the belief that this capital was given to us by our shareholders for a few years to create added substantial value. On this basis, we have constantly sought to allocate this capital in the best way to deliver a short-, medium- and long-term return on investment (“ROI”).

We have most often spoken about capital allocation through two channels. The first is organic investment, namely R&D and go-to-market. The second is inorganic, specifically mergers & acquisitions (“M&A”). But there is a third option: return capital to shareholders, while improving Nano’s enterprise value. We have done just that to a notable extent with a share buyback program, for approximately $96 million in 2023. Furthermore, we currently have another $200 million repurchase plan approved and underway.

Time for CONSOLIDATION

M&A has long been part of our strategy as evident by our seven acquisitions since April 2021. But more than being acquirors, we have been prudent buyers – unwilling to pay unreasonable valuations. Why? We believe you don’t make money when you sell, you make money when you buy. In other words, the acquisition price must be right.

In another deviation from the financial reports of all AM industry public companies – we do not see systemic reduced demands for our products. What we do identify are too many AM companies without the gross margins that fit the required R&D, machine building, and marketing budgets. The systemic lack of profitability is a result of overcrowded domain which was over-financed and over-valued by the 2021 SPAC-and-micro-cap-markets-and-small-AM-companies-MANIA. None of them are selling in a synergistic manner, none of them have focused on solving well defined and large yet coherent applications domains and vertical markets. The results are companies that sell, by a single corporation as an example, to the following markets: dental, defense, aerospace, medical body parts, medical instruments, consumer product and more. And those are pretty much all the companies that are large enough in AM and all burning cash annually while being left with ever shrinking reserves.

The solution for zero profits of the more than dozens of AM companies over the last few years is only one: consolidation. This general realignment will in turn increase our competitive advantage, increase gross margins, and focus on synergetic business lines rather than “We sell everything to everyone as long as it is 3D printing machine and/or material.”

The market is prime for consolidation, and we are positioned to be one of its main leaders.

It isn’t just about acquisitions because we have the capital, but also at compelling valuations that will drive an ROI for our shareholders, and proper merger and amalgamation of the management teams and rationalizing the product lines and go-to-market networks.

There are many great, albeit imperfect, companies in the AM industry. Great in that they have cutting edge technologies and meaningful customer relationships with our own customers and industry verticals. Imperfect in that for any number of reasons they have, poor business models that drive high costs, which have consumed the lion’s share of the capital that many of them raised. This is a unique and tremendous opportunity for Nano Dimension and its shareholders.

With close to $56.3 million of revenue, Nano Dimension is the fastest growing of the cohort of publicly traded AM / 3D printing companies (approximately 10-12). Contrary to reports by all other 3D printing public companies, and inconsistently with the reduction in the revenues of all during 2023, we do not feel “Industry headwinds”. This is not even one “industry”; medical equipment, defense, organic parts, prosthetics, 3D food printing, aerospace, aviation, energy, automotive, dental – are not “AM Industries” and do not necessarily see supposed headwinds together. Just as an example, the defense, aerospace and dental and electric/electronic transportation, as much as we know, did not have slowdowns in 2023.

Bottom line: Nano is the only company that grew, and substantially so; this year 29% organically vs. 2022 when we generated $43.7 million in revenue. And we are not shy to say that we were short from our original goal of $60 million. It is not because of headwinds; it is because we performed to an extend of 95% of our 2023 revenue goal.

We aim for go-to-market led consolidation AM/3D Printing and materials companies. This is the only way to accelerate toward profitability as fast as possible. If we can complete this M&A strategy as soon as we can at reasonable prices, we shall see a Nano Dimension that is well in the hundreds of millions of revenue and in a position to deliver to the bottom-line magnitudes more with greater scale and efficacy as practically the one of very few AM companies that is not only well managed and innovative, but also properly financed and positioned to deliver value to shareholders.

Thank you for your support.

Yoav Stern,

Chief Executive Officer and Member of the Board of Directors

FINANCIAL RESULTS:

Fourth Quarter 2023 Financial Results

●	Total revenues for the fourth quarter of 2023 were $14,454,000, compared to $12,158,000 in the third quarter of 2023, and $12,104,000 in the fourth quarter of 2022. The increase is attributed mostly to increased and more effective sales efforts across the Company’s product lines.

●	Cost of revenues excluding write-down of inventories and amortization of assets recognized in business combination and technology for the fourth quarter of 2023 was $7,358,000, compared to $6,739,000 in the third quarter of 2023, and $3,784,000 in the fourth quarter of 2022. The increase resulted primarily from the above-mentioned increase in revenues.

●	Research and development (R&D) expenses for the fourth quarter of 2023 were $13,580,000, compared to $12,788,000 in the third quarter of 2023, and $20,993,000 in the fourth quarter of 2022. The increase compared to the third quarter of 2023 is mainly attributed to an increase in payroll and subcontractors expenses. The decrease compared to the fourth quarter of 2022 is mainly attributed to a decrease in materials, share-based payments, payroll expenses and subcontractors expenses.

●	Sales and marketing (S&M) expenses for the fourth quarter of 2023 were $8,289,000, compared to $7,715,000 in the third quarter of 2023, and $9,758,000 in the fourth quarter of 2022. The increase compared to the third quarter of 2023 is mainly attributed to an increase in marketing and other expenses, partially offset by a decrease in share-based payments. The decrease compared to the fourth quarter of 2022 is mainly attributed to a decrease in share-based payments expenses.

●	General and administrative (G&A) expenses for the fourth quarter of 2023 were $14,051,000, compared to $20,848,000 in the third quarter of 2023, and $9,091,000 in the fourth quarter of 2022. The decrease compared to the third quarter of 2023 is mainly attributed to a decrease in professional services expenses, mainly from proxy contest related expenses, including the matters relating to activist shareholders and ADS holders, such as proxy advisory, voting, and litigation. The increase compared to the third quarter of 2022 is mainly attributed to an increase in professional services, from the same aforementioned reasons and share-based payments expenses.

Other income, net for the fourth quarter of 2023 was $1,627,000, compared to $0 for third quarter of 2023, same as for the third quarter of 2023. The increase was attributed to additional compensation from government authorities for damaged inventory, less reorganization costs which we incurred during 2023.

●	Impartment losses for the fourth quarter of 2022, were $40,523,000. In 2023, no impairment losses were recognized.

●	Net loss attributed to owners for the fourth quarter of 2023 was $1,049,000, or $0.01 loss per share, compared to net loss of $66,604,000, or $0.26 loss per share, in the third quarter of 2023, and net loss of $87,667,000, or $0.34 loss per share, in the fourth quarter of 2022.

Year Ended December 31, 2023 Financial Results

●	Total revenues for the year ended December 31, 2023, were $56,314,000, compared to $43,633,000 in the year ended December 31, 2022. The increase is attributed mostly to increased and more effective sales efforts across our product lines.

●	Cost of revenues excluding write-down of inventories and amortization of assets recognized in business combination and technology for the year ended December 31, 2023, was $30,759,000, compared to $24,943,000 in the year ended December 31, 2022. The increase resulted primarily from the above-mentioned increase in revenues.

●	R&D expenses for the year ended December 31, 2023, were $62,004,000, compared to $75,763,000 for the year ended December 31, 2022. The decrease is attributed to a decrease of $9,702,000 in share-based payments expenses, as well as a decrease of $3,627,000 in subcontractors’ expenses and a decrease of $2,176,000 in payroll and related expenses.

●	S&M expenses for the year ended December 31, 2023, were $31,707,000, compared to $38,833,000 for the year ended December 31, 2022. The decrease resulted primarily from a decrease of $6,126,000 in share-based payments expenses and a decrease of $982,000 in payroll and related expenses.

●	G&A expenses for the year ended December 31, 2023, were $58,254,000, compared to $30,457,000 for the year ended December 31, 2022. The increase resulted primarily from an increase of $19,421,000 in professional services, mainly from proxy contest related expenses, including the matters relating to activist shareholders and ADS holders, such as proxy advisory, voting, and litigation, as well as an increase of $4,711,000 in payroll and related expenses and an increase of $3,508,000 in share-based payments expenses.

●	Other income, net for the year ended December 31, 2023, was $1,627,000 compared to $0 for the year ended December 31, 2022. The increase was attributed to additional compensation from government authorities for damaged inventory, less reorganization costs which we incurred during 2023.

●	Impairment losses for the year ended December 31, 2022, were $40,523,000. In 2023, no impairment losses were recognized.

●	Net loss attributed to the owners for the year ended December 31, 2023, was $54,550,000, or $0.22 per share, compared to loss of $227,423,000, or $0.88 per share, for the year ended December 31, 2022.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short unrestricted bank deposits totaled $851,538,000 as of December 31, 2023, compared to $1,032,025,000 as of December 31, 2022.

●	Total shareholders’ equity totaled to $1,015,786,000 as of December 31, 2023, compared to $1,150,292,000 as of December 31, 2022.

CONFERENCE CALL INFORMATION:

Mr. Yoav Stern, Chief Executive Officer and Member of the Board of Directors, Mr. Tomer Pinchas, Chief Financial Officer and Chief Operating Officer, and Mr. Julien Lederman, VP of Corporate Development, of Nano Dimension will host a conference call on March 21st, 2024, at 9:00 am ET, to discuss the financial results.

Participants can register for the conference by navigating to:

https://dpregister.com/sreg/10186876/fbb757cdc0

The call can be accessed via webcast link or phone as detailed below.

For webcast link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=3Z1noPJV

For phone:

U.S. Dial-in Number (Toll Free): 1-844-695-5517

International Dial-in Number: 1-412-902-6751

Israel Dial-in Number (Toll Free): 1-80-9212373

Participants will be required to state their name and company upon entering the call.

A replay will be available after the end of the conference call on Nano Dimension’s website.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications – from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its expected 2024 cash burn, its business outlook and new opportunities, the expected benefits from the Initiative, including becoming operating income positive in 2025 or earlier and annual savings, potential collaborations with strategic partners, its gross margin goal, its expectation to be profitable and see savings in operating expenses, future organic investment, M&A and return of capital to shareholders, including share repurchases, industry conditions, including potential consolidation, expectations as to future revenue, bottom-line magnitudes, delivering value to shareholders and future ROI. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Tomer Pinchas, CFO & COO| ir@nano-di.com

Consolidated Statements of Financial Position as at

(In thousands of U.S dollars)

	December 31,
	2022	2023
Assets
Cash and cash equivalents	685,362	309,571
Bank deposits	346,663	541,967
Restricted deposits	60	60
Trade receivables	6,342	12,710
Other receivables	6,491	11,290
Inventory	19,400	18,390
Total current assets	1,064,318	893,988

Restricted deposits	850	881
Investment in securities	114,984	138,446
Deferred tax	115	—
Other receivables	809	—
Property plant and equipment, net	5,843	16,716
Right-of-use assets	16,539	12,072
Intangible assets	—	2,235
Total non-current assets	139,140	170,350
Total assets	1,203,458	1,064,338

Liabilities
Trade payables	3,722	4,696
Financial derivatives and deferred consideration	8,798	—
Other payables	24,150	29,738
Current portion of other long-term liability	363	38
Total current liabilities	37,033	34,472

Liability in respect of government grants	1,492	1,895
Employee benefits	1,462	2,773
Liability in respect of warrants	69	—
Lease liability	12,374	8,742
Deferred tax liabilities	—	75
Loan from banks	736	595
Total non-current liabilities	16,133	14,080
Total liabilities	53,166	48,552

Equity
Non-controlling interests	767	1,011
Share capital	388,406	400,700
Share premium and capital reserves	1,296,194	1,299,542
Treasury shares	(1,509)	(97,896)
Foreign currency translation reserve	583	2,929
Remeasurement of net defined benefit liability (IAS 19)	2,508	707
Accumulated loss	(536,657)	(591,207)
Equity attributable to owners of the Company	1,149,525	1,014,775
Total equity	1,150,292	1,015,786
Total liabilities and equity	1,203,458	1,064,338

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of U.S dollars, except per share amounts)

	For the year ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
Revenues	43,633	56,314	12,104	14,454
Cost of revenues	24,943	30,759	3,784	7,358
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology	4,639	97	649	68
Total cost of revenues	29,582	30,856	4,433	7,426
Gross profit	14,051	25,458	7,671	7,028
Research and development expenses	75,763	62,004	20,993	13,580
Sales and marketing expenses	38,833	31,707	9,758	8,289
General and administrative expenses	30,457	58,254	9,091	14,051
Other income, net	—	1,627	—	1,627
Impairment losses on intangible assets	40,523	—	40,523	—
Operating loss	(171,525)	(124,880)	(72,694)	(27,265)
Finance income	22,965	70,934	11,105	26,904
Finance expenses	79,471	1,652	25,305	796
Loss before taxes on income	(228,031)	(55,598)	(86,894)	(1,157)
Taxes expenses	(264)	(62)	(1,006)	(183)
Loss for the period	(228,295)	(55,660)	(87,900)	(1,340)
Loss attributable to non-controlling interests	(872)	(1,110)	(233)	(291)
Loss attributable to owners	(227,423)	(54,550)	(87,667)	(1,049)

Loss per share
Basic loss per share	(0.88)	(0.22)	(0.34)	(0.01)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(844)	2,368	1,507	2,024
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	2,508	(1,801)	(619)	(741)
Total other comprehensive income for the period	1,664	567	888	1,283
Total comprehensive loss for the period	(226,631)	(55,093)	(87,012)	(57)
Comprehensive loss attributable to non-controlling interests	(892)	(1,088)	(157)	(258)
Comprehensive loss attributable to owners of the Company	(225,739)	(54,005)	(86,855)	201

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of U.S dollars)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the year ended December 31, 2023:
Balance as of January 1, 2023	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	1,332	1,332
Loss for the year	—	—	—	—	—	(54,550)	(54,550)	(1,110)	(55,660)
Other comprehensive income (loss) for the year	—	—	(1,801)	—	2,346	—	545	22	567
Exercise of warrants, options and vesting of RSUs	12,294	(12,294)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(96,387)	—	—	(96,387)	—	(96,387)
Share-based payment acquired	—	(4,459)	—	—	—	—	(4,459)	—	(4,459)
Share-based payments	—	20,101	—	—	—	—	20,101	—	20,101
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the three months ended December 31, 2023:
Balance as of September 30, 2023	399,327	1,299,303	1,448	(89,375)	938	(590,158)	1,021,483	660	1,022,143
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	609	609
Loss for the year	—	—	—	—	—	(1,049)	(1,049)	(291)	(1,340)
Other comprehensive loss for the period	—	—	(741)	—	1,991	—	1,250	33	1,283
Exercise of warrants, options and vesting of RSUs	1,373	(1,373)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(8,521)	—	—	(8,521)	—	(8,521)
Share based payment acquired	—	(2,679)	—	—	—	—	(2,679)	—	(2,679)
Share-based payments	—	4,291	—	—	—	—	4,291	—	4,291
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786

Consolidated Statements of Cash Flows

(In thousands of U.S dollars)

	For the Year Ended December 31,		Three Months Ended December 31,
	2022	2023	2022	2023
Cash flow from operating activities:
Net loss	(228,295)	(55,660)	(87,900)	(1,340)
Adjustments:
Depreciation and amortization	7,283	6,544	1,199	1,993
Impairment losses	40,523	—	40,523	—
Financing income net	(1,769)	(46,281)	(10,858)	(19,606)
Revaluation of financial liabilities accounted at fair value	(4,516)	461	335	(7)
Revaluation of financial assets accounted at fair value	62,791	(23,462)	24,723	(6,495)
Loss (gain) from disposal of property plant and equipment and right-of-use assets	948	326	857	(7)
(Increase) decrease in deferred tax	(581)	(11)	860	84
Share-based payments	32,563	20,101	5,926	4,291
Other	166	164	45	43
	137,408	(42,158)	63,610	(19,704)
Changes in assets and liabilities:				—
(Increase) decrease in inventory	(4,603)	(340)	(1,219)	2,913
Increase in other receivables	(1,978)	(5,775)	(5,552)	(7,434)
Increase in trade receivables	(1,992)	(5,603)	(231)	(1,652)
Increase in other payables	5,281	4,856	3,948	1,948
Increase (decrease) in employee benefits	1,497	(1,478)	396	(486)
Increase (decrease) in trade payables	628	1,089	670	(3,653)
	(1,167)	(7,251)	(1,988)	(8,364)
Net cash used in operating activities	(92,054)	(105,069)	(26,278)	(29,408)

Cash flow from investing activities:
Change in bank deposits	141,555	(189,060)	328,967	(152,044)
Interest received	17,465	41,529	12,831	11,725
Change in restricted bank deposits	(327)	(27)	(311)	11
Acquisition of property plant and equipment	(9,388)	(9,098)	(3,329)	(32)
Acquisition of intangible asset	—	(1,524)	—	—
Acquisition of subsidiaries, net of cash acquired	(31,057)	—	1	—
Payment of a liability for contingent consideration in a business combination	(10,708)	(9,255)	—	—
Acquisition of financial assets in fair value through profit and loss	(177,775)	—	—	—
Decrease in deposit in escrow	3,362	—	3,362	—
Other	(800)	835	(800)	835
Net cash from (used in) investing activities	(67,673)	(166,600)	340,721	(139,505)

Cash flow from financing activities:
Lease payments	(4,151)	(4,823)	(1,063)	(1,183)
Repayment long-term bank debt	(406)	(536)	(103)	(343)
Proceeds from non-controlling interests	510	1,089	—	539
Amounts recognized in respect of government grants liability	(221)	(298)	(89)	(73)
Payments of share price protection recognized in business combination	(1,005)	(4,459)	(261)	(2,679)
Repurchase of treasury shares	—	(96,387)	—	(10,661)
Net cash used in financing activities	(5,273)	(105,414)	(1,516)	(14,400)
Increase (decrease) in cash and cash equivalents	(165,000)	(377,083)	312,927	(183,313)
Cash and cash equivalents at beginning of the year	853,626	685,362	370,197	489,323
Effect of exchange rate fluctuations on cash	(3,264)	1,292	2,238	3,561
Cash and cash equivalents at end of the year	685,362	309,571	685,362	309,571

Non-cash transactions:
Intangible asset acquired on credit	—	711	—	—
Property plant and equipment acquired on credit	52	214	(457)	515
Repurchase of treasury shares on credit	—	—	—	(2,140)
Recognition of a right-of-use asset	15,196	929	3,660	730

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	Year Ended December 31, 2023	Three-Months Period Ended December 31, 2023
(In thousands of USD)
Net loss	(55,660)	(1,340)
Tax expenses	62	183
Depreciation	6,544	1,993
Interest income	(45,904)	(11,329)
EBITDA (loss)	(94,958)	(10,493)
Finance income from revaluation of assets and liabilities	(21,887)	(5,748)
Exchange rate differences	(1,571)	(9,061)
Share-based payments expenses	20,101	4,291
Other extraordinary income, net	(1,627)	(1,627)
Adjusted EBITDA (loss)	(99,942)	(22,638)

Gross profit	25,458	7,028
Depreciation	390	115
Share-based payments	1,434	245
Adjusted gross profit	27,282	7,388

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged inventory, less reorganization costs (see Notes 6 and 18(C) to our financial statements). Other financial expense (income), net includes exchange rate differences as well as finance income for revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.